HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203

William T. Hart, P.C.		Facsimile: (303) 839-5414
Donald T. Trinen		Email: harttrinen@aol.com
(303) 839-0061

January 23, 2009

Ernest Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Flexible Solutions International Inc.
Form 10-KSB/A year ended December 31, 2007
Form 10-Q/A for the nine months ended September 30, 2008

This office represents Flexible Solutions International Inc. (the “Company”). The Company’s Form 10-KSB/A and 10-Q/A have been filed with the Commission. This letter provides the Company’s responses to the comments received from the Staff by letter dated November 26, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff’s comment letter. The number under the “Page Number” column indicates the page number in the 10-KSB report where the response to the comment can be found. The letters “FS” in the page number column refer to the page in the Company’s financial statements included as part of the 10-KSB/A. The letters “10-Q” in the page number column refer to the page number in the June 30, 2008 10-Q where the response to the comment can be found.

Page Number

1.	Comment noted.

2.	Comment noted.

3.	The gain of the sale of property has been reclassified as a component of operating income (loss).	13, FS-3

4.
Due to an administrative error, the financial statements originally filed March 31, 2008 were not the correct financial statements which should have been filed with the 10-K report.  The correct financial statements were filed with the amended 10-K report on October 20, 2008.  The filing of the correct financial statements was not the correction of an error in the previously filed financial statements since the financial statements filed on March 31, 2008 should not have been filed in the first place.  The error was not in the financial statements but rather in the Edgar filing.

Page Number

5.
As explained in response to Comment No. 4, due to an administrative error, the financial statements originally filed March 31, 2008 were not the correct financial statements which should have been filed with the annual report.

In the 10-K report filed on March 31, 2008, the statement of cash flows reflected a decrease in investments of $369,000, which was comprised of the following two items:

$271,000 - option to acquire shares in Tatko Inc.; and
$ 98,000 - investment in Air-Water Interface Delivery and Detection Inc.

In the amended 10-K report filed on October 20, 2008, the decrease in the option to acquire the shares in Tatko Inc. was not shown as an adjustment to reconcile net loss to net cash provided by operating activities since the option was acquired for 100,000 shares of the Company’s common stock.  As disclosed in Note 18 to the financial statements filed with the amended 10-K report on October 20, 2008, the 100,000 shares of the Company’s common stock were to be returned or cancelled.  Since the 100,000 shares were in fact returned and cancelled, the transaction was recorded both as a reduction of the investment and additional paid-in capital, with no effect on net income.

The write-off of the Air-Water Interface investment was expensed during the year ended December 31, 2007.  In the amended 10-K report filed on October 20, 2008, the write-off of the investment in Air-Water Interface was shown as an adjustment to reconcile net loss to net cash provided by operating activities.

6.
The correct financial statements filed on October 20, 2008 properly reflected the changes to the investments in Tatko Inc. and Air-Water Interface.  The filing of the correct financial statements was not the correction of an error in the previously filed financial statements since the financial statements filed on March 31, 2008 should not have been filed in the first place.  The error was not in the financial statements but rather in the Edgar filing.

7.	In the 10-Q report for September 30, 2008, the gain on the sale of property during the nine months ended September 30, 2007 has been reclassified as a component of operating income (loss).	10Q-2 10Q-3 10Q-19

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

By:	/s/ WILLIAM T. HART
William T. Hart